NextPlay Technologies, Inc. S-3/A

Exhibit 23.2

We hereby consent to the reference of our firm under the caption “Experts” in this registration statement (Form S-3/A(Amendment No. 1)) for NextPlay Technologies, Inc. formerly Monaker Group, Inc. and to the incorporation by reference of our report dated May 29, 2020 relating to the consolidated financial statements of Monaker Group, Inc., which appears in NextPlay Technologies, Inc.’s formerly Monaker Group, Inc. Form 10-K, for the years ended February 29, 2020 and February 28, 2019. Our report contains emphasis of a matter paragraph regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC

Sugar Land, Texas

September 24, 2021